CORRESP.

September 14, 2007

Mr. Frank Wyman

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington D. C. 20549

Dear Mr. Wyman,

This confirms our discussion of earlier today. As agreed, in lieu of filing a 10-K/A for its fiscal year ended September 30, 2006, Arrowhead Research Corporation will timely file a Form 10-K for its fiscal year ended September 30, 2007, which filing will incorporate all of the changes indicated in the Company’s August 24, 2007 letter to the SEC.

Sincerely

/s/ Paul McDonnel

Paul McDonnel

Vice President, Finance and Accounting

cc:	Rachael Simonoff Wexler, Esq.